UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                       EVANS WITHYCOMBE RESIDENTIAL, INC.
-------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of class of securities)


                                  299 212 10 0
                    -----------------------------------------
                                 (CUSIP number)


                             J. Grant Monahon, Esq.
                             AEW Capital Management
                               225 Franklin Street
                           Boston, Massachusetts 02110
                                 (617) 261-9000
-------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                December 10, 1996
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                           ---------------------------
|CUSIP NO. 299 212 10 0 |       SCHEDULE 13D       |   Page  2  of   9  Pages |
|          ------------ |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSONS                                          |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                 |
|        |                                                                     |
|        |  AEW Capital Management, Inc.                                       |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |                                                                     |
|        |  N/A                                                                |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  |
|        |  TO ITEMS 2(d) or 2(e)                                         [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  Commonwealth of Massachusetts                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 1,166,697                                |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | None                                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 1,166,697                                |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | None                                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 1,166,697 shares of Common Stock                                    |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                        [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 6.4%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                        Page 3 of 9 Pages
-----------------------                                        -----------------


Item 1.  Security and Issuer.
         --------------------

         The security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Evans Withycombe Residential, Inc., a Maryland corporation (the "Issuer" or the "Company"). The principal executive office of the Issuer is located at 6991 East Camelback Road, Scottsdale, Arizona 85018.


Item 2.  Identity and Background.
         ------------------------

         (a), (b), (c) and (f). This statement is filed by AEW Capital Management, Inc., a Massachusetts corporation ("AEW CMI") pursuant to Section 13d-1(f)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. AEW CMI is hereinafter referred to as the "Reporting Person."

         Of the Securities that are the subject of this Schedule 13D, 974,297 shares of Common Stock are held by CIIF Associates II Limited Partnership, a Delaware limited partnership (the "Partnership") whose general partner is an indirect subsidiary of AEW Capital Management, L.P., a Delaware limited partnership ("AEW CMLP") whose general partner is the Reporting Person. AEW CMLP is a registered investment advisor which provides investment advisory services to certain separate accounts as well as to certain of its subsidiaries which are engaged in the investment management business. The remainder of the Securities that are the subject of this Schedule 13D are shares of Common Stock held by certain of the separate accounts for which AEW CMLP serves as investment advisor.

         The principal office and principal business address of the Reporting Person is c/o AEW Capital Management, 225 Franklin Street, Boston, MA 02110.

         The business of the Reporting Person is managed by its Board of Directors. The name, residence or business address, principal occupation or employment and citizenship of the executive officers and directors of AEW CMI are set forth in Schedule A to this Schedule 13D.

         (d) and (e). During the last five years, neither the Reporting Person nor any person listed on Schedule A to this Schedule 13D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                        Page 4 of 9 Pages
-----------------------                                        -----------------


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         On December 10, 1996, the Reporting Person acquired beneficial ownership of the Securities as a result of the acquisition by New England Investment Companies, L.P., a publicly held limited partnership ("NEIC"), of all of the assets and operations of Aldrich, Eastman & Waltch, L.P. and certain affiliated entities (collectively, "AEW"). NEIC contributed the acquired assets and operations of AEW, together with all of NEIC's equity interests in its indirectly wholly-owned subsidiary, Copley Real Estate Advisors and certain of its affiliated entities, to AEW CMLP, a newly formed wholly owned subsidiary of NEIC. AEW CMI, also a wholly-owned subsidiary of NEIC, is the general partner of AEW CMLP.


Item 4.  Purpose of Transaction.
         -----------------------

         The Partnership's and separate accounts' purpose in purchasing the Securities was to acquire an equity interest in the Company in pursuit of the investment objectives of the Partnership and the separate accounts. The Partnership and the separate accounts hold the Securities for investment purposes.

         The Partnership and the separate accounts, respectively, intend to review continuously the equity position of the Partnership and the separate accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, either the Partnership or any of the separate accounts may determine to cease making additional purchases of shares of Common Stock or to increase or decrease the equity interest in the Company by acquiring additional shares of Common Stock, or by disposing of all or a portion of the shares of Common Stock.

         Except as described in this Schedule 13D, the Reporting Person does not have any present plan or proposal which relates to or would result in:

         (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                                    SCHEDULE 13D

CUSIP No.  299 212 10 0                                        Page 5 of 9 Pages
-----------------------                                        -----------------


         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)   any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer.
         ---------------------------------

         (a) As of December 10, 1996, AEW CMI beneficially owned in the aggregate 974,197 shares of Common Stock through the Partnership and 192,400 shares of Common Stock through the separate accounts representing, in the aggregate, approximately 6.4% of the number of shares of Common Stock of the Issuer then outstanding.

         To the best knowledge of the Reporting Person, as of December 10, 1996, neither the Reporting Person, nor any officer or director of the Reporting Person, beneficially owned any other shares of Common Stock of the Issuer.

         (b) As of December 10, 1996, the Reporting Person had sole voting and dispositive power with respect to 1,166,697 shares of Common Stock of the Issuer.

         (c) To the best knowledge of the Reporting Person other than as set forth on Schedule B to this Schedule 13D, neither the Reporting Person, nor any officer or director of the Reporting Person has effected any transactions in the Common Stock during the 60 days prior to December 10, 1996.

         (d) Not applicable.

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                        Page 6 of 9 Pages
-----------------------                                        -----------------


         (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                        Page 7 of 9 Pages
-----------------------                                        -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       AEW CAPITAL MANAGEMENT, INC.


Dated:  June 26, 1997                  By:   /s/ J. Grant Monahon
                                             --------------------
                                             Name:  J. Grant Monahon
                                             Title: Vice President and Secretary

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                        Page 8 of 9 Pages
-----------------------                                        -----------------


                                   Schedule A
                                   ----------

     The name and present principal occupation or employment of each executive officer and director of AEW Capital Management, Inc. are set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.



        Name                            Business Address                     Occupation
        ----                            ----------------                     ----------

Joseph F. Azrack,                       AEW Capital Management               Investment advisor
Director and President                  225 Franklin Street
                                        Boston, MA  02110

Joseph W. O'Connor,                     AEW Capital Management               Investment advisor
Director                                225 Franklin Street
                                        Boston, MA  02110

Peter S. Voss,                          AEW Capital Management               Investment manager
Director                                225 Franklin Street
                                        Boston, MA  02110

David D. Puyear,                        AEW Capital Management               Accountant
Treasurer                               225 Franklin Street
                                        Boston, MA  02110

J. Grant Monahon,                       AEW Capital Management               Attorney
Vice President and Secretary            225 Franklin Street
                                        Boston, MA  02110


                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                        Page 9 of 9 Pages
-----------------------                                        -----------------

                                   Schedule B
                                   ----------


         Set forth below is an itemization of all purchases and sales of shares of Common Stock effected by the separate accounts between October 11, 1996 and December 10, 1996. The transactions were made for cash in open market transactions.

    Date           Type of Transaction           Shares         Price per Share

    10/21              Purchase                  2,000              $20.75
    10/21              Purchase                    500              $20.75
    10/22              Purchase                  2,400              $20.75
    11/21              Sale                      1,000              $39.75
    11/29              Purchase                  3,900              $20.375
    12/10              Purchase                  8,500              $21.625